                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Varco International Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   922122 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCF Partners
                             600 Travis, Suite 6600
                              Houston, Texas 77002
                            Attention: Anthony DeLuca
                                 (713) 227-7888
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 25, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SCF-III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,159,457
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,159,457
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,159,457
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SCF-II, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,159,457
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,159,457
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,159,457
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    D.O.S. Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          2,842,133
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,842,133
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,842,133
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FGSI Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,507,128
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,507,128
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,507,128
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SCF Partners, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           None
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          4,329,261
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    None
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    4,349,261
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,329,261
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    L.E. Simmons & Associates, Incorporated
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,602
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          8,508,718
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,602
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,508,718
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,510,320
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    L.E. Simmons
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                                  [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           168,586
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          5,508,718
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    168,586
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    8,508,718
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,677,304
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 4 to Schedule 13D (the "Amendment") relates to the common stock, par value $.01 per share (the "Common Stock"), of Varco International, Inc. a Delaware corporation (formerly Tuboscope Vetco International Corporation and referred to herein as the "Issuer"). All of the securities of the Issuer beneficially owned by the parties listed below (the "Reporting Persons") are referred to herein as the "Securities." The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas, 77051.

         This Amendment is filed jointly by SCF-III, L.P. ("SCF-III"), SCF-II, L.P. ("SCF-II"), D.O.S. Partners, L.P. ("D.O.S. Partners"), FGSI Partners, L.P. ("FGSI Partners"), SCF Partners, L.P. ("SCF Partners"), L.E. Simmons & Associates, Incorporated ("L.E. Simmons & Associates") and L.E. Simmons. This Amendment amends the amended and restated statement on Schedule 13D filed by the Reporting Persons on January 4, 2001, as amended by Amendment No. 2 thereto filed by the Reporting Persons on June 4, 2001, and as amended by Amendment No. 3 thereto ("Amendment No. 3") filed by the Reporting Persons on July 11, 2001.

         Item 5 of Amendment No. 3 is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). Based upon information contained in the Issuer's periodic reports, approximately 96,049,170 shares of the Issuer's Common Stock were issued and outstanding as of February 22, 2002.

         SCF-III directly beneficially owns 4,159,457 shares of Common Stock. SCF-III shares voting and investment power respecting such 4,159,457 shares, which constitute approximately 4.3% of the outstanding Common Stock of the Issuer, with SCF-II, L.E. Simmons & Associates and L.E. Simmons.

         SCF-II does not directly own any securities of the Issuer, but, because it is the sole general partner of SCF-III, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-III. As a result, it may be deemed to beneficially own 4,159,457 shares of Common Stock, which shares constitute approximately 4.3% of the outstanding Common Stock of the Issuer.

         D.O.S. Partners directly beneficially owns 2,842,133 shares of Common Stock. D.O.S. Partners shares voting and investment power respecting such 2,842,133 shares, which constitute approximately 3.0% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         FGSI Partners directly beneficially owns 1,507,128 shares of Common Stock. FGSI Partners shares voting and investment power respecting such 1,507,128 shares, which constitute approximately

1.6% of the outstanding Common Stock of the Issuer, with SCF Partners, L.E. Simmons & Associates and L.E. Simmons.

         SCF Partners does not directly own any securities of the Issuer, but because it is the sole general partner of D.O.S. Partners and FGSI Partners, it may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by D.O.S. Partners and FGSI Partners. As a result, it may be deemed to beneficially own 4,349,261 shares of Common Stock, which constitute approximately 4.5% of the Common Stock of the Issuer.

         L.E. Simmons & Associates directly beneficially owns 1,602 shares of Common Stock of the Issuer. In addition, because it is the sole general partner of SCF-II and SCF Partners, L. E. Simmons & Associates may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer beneficially owned by SCF-II and SCF Partners. As a result, it may be deemed to beneficially own 8,508,718 shares of Common Stock, which constitute approximately 8.9% of the outstanding Common Stock of the Issuer.

         L.E. Simmons may be deemed to beneficially own 8,677,304 shares of Common Stock, which constitute approximately 9.0% of the Common Stock of the Issuer. Mr. Simmons directly beneficially owns 168,586 shares of Common Stock. Mr. Simmons has sole voting and dispositive power respecting such 168,586 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Mr. Simmons is deemed to beneficially own an additional 14,000 shares of Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Mr. Simmons has sole voting and dispositive power respecting such 14,000 shares, which constitute less than 1% of the outstanding Common Stock of the Issuer. Additionally, because Mr. Simmons is the sole stockholder of L.E. Simmons & Associates, he may be deemed to beneficially own, and share voting and investment power respecting, all of the securities of the Issuer that L.E. Simmons & Associates Incorporated may be deemed to beneficially own. As a result, Mr. Simmons may be deemed to beneficially own an additional 8,508,718 shares of Common Stock.

         (c). On various dates indicated below, D.O.S. Partners sold shares of Common Stock at per share prices indicated below (in each case, net of commissions and applicable fees) in market transactions on the New York Stock Exchange.

DATE              AVERAGE PRICE            SHARES SOLD BY D.O.S. PARTNERS, L.P.
----              -------------            ------------------------------------
3/25/02              $18.39                     234,000
3/26/02              $18.46                     350,000
3/27/02              $19.28                     416,000

         In addition, on March 31, 2002, D.O.S. Partners distributed an aggregate of 201,804 shares of Common Stock to certain of its partners in lieu of their respective participation in the sales described above. In connection with these distributions, SCF Partners and L.E. Simmons received 160,228 shares and 17,545 shares, respectively. On the same date, SCF Partners distributed the 160,228 shares it received from D.O.S. Partners to certain of its partners in lieu of their respective participation in the sales described above. In connection with these distributions, L.E. Simmons & Associates and L.E. Simmons received 1,602 shares and 81,941 shares, respectively. As a result of the aforementioned sales and distributions, the pecuniary interest of L.E. Simmons & Associates and L.E. Simmons in the aforementioned partnerships was unchanged.

         Other than the foregoing transactions, no person identified in response to Item 5 above has effected any transactions in the Common Stock of the Issuer during the preceding sixty days.

         (d) and (e).  Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A    Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S.
             Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E.
             Simmons & Associates, Incorporated and L.E. Simmons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 10, 2002

                                 SCF-III, L.P.
                                 By: SCF-II, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ Anthony DeLuca
                                            -------------------
                                         Anthony DeLuca, Managing Director

                                 SCF-II, L.P.
                                 By: L.E. Simmons & Associates, Incorporated
                                     By: /s/ Anthony DeLuca
                                          -------------------
                                          Anthony DeLuca, Managing Director

                                 D.O.S. PARTNERS, L.P.
                                 By: SCF Partners, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ Anthony DeLuca
                                            -------------------
                                            Anthony DeLuca, Managing Director

                                 FGSI PARTNERS, L.P.
                                 By: SCF Partners, L.P.
                                     By: L.E. Simmons & Associates, Incorporated
                                         By: /s/ Anthony DeLuca
                                            -------------------
                                            Anthony DeLuca, Managing Director

                                 SCF PARTNERS, L.P.
                                 By: L.E. Simmons & Associates, Incorporated
                                          By: /s/ Anthony DeLuca
                                             --------------------
                                             Anthony DeLuca, Managing Director


                                 L.E. SIMMONS & ASSOCIATES, INCORPORATED
                                 By:  /s/ Anthony DeLuca
                                      ------------------
                                      Anthony DeLuca, Managing Director

                                 L.E. SIMMONS
                                 /s/ L.E. Simmons
                                 ----------------
                                 L.E. Simmons, individually

                                  EXHIBIT INDEX


EXHIBIT A    Joint Filing Agreement among SCF-III, L.P., SCF-II, L.P., D.O.S.
             Partners, L.P., FGSI Partners, L.P., SCF Partners, L.P., L.E.
             Simmons & Associates, Incorporated and L.E. Simmons.